

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Ram Mukunda
President and Chief Executive Officer
IGC Pharma, Inc.
10224 Falls Road
Potomac, Maryland 20854

> **Re: IGC Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2024**
> **File No. 333-278775**

Dear Ram Mukunda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Spencer G. Feldman, Esq.